Exhibit 99.2

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 PM New York City time on November 26, 2025) The undersigned registered holder of American Depositary Receipts (“Receipts”) of Mobilicom Limited (the “Company”) hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business November 10, 2025 at the Annual General Meeting of the Shareholders of Mobilicom Limited to be held on December 3, 2025, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolutions. To view all Annual General Meeting related materials, please visit: https://ir.mobilicom.com/ Mobilicom Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Mobilicom Limited Annual General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM NYC time on November 26, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. For Shareholders of record as of November 10, 2025 Wednesday, December 3, 2025 4:00 PM (Melbourne, Australia time)

Mobilicom Limited Annual General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. Re-election of Yossi Segal as a Director #P1# #P1# #P1# 2. Election of Guy Givoni as a Director of the Company #P2# #P2# #P2# 3. Election of Jaqueline Bloom as a Director of the Company #P3# #P3# #P3# 4. Election of Liat Caner as a Director of the Company #P4# #P4# #P4# 5. Approval and ratification of incentive plan #P5# #P5# #P5# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date